July 6, 2005

Mail Stop 4561

B. Alva Schoomer
Chief Executive Officer and Chairman
BAS Consulting, Inc.
5675B Baldwin Court
Norcross, GA	30071

      Re:	BAS Consulting, Inc.
			Schedule 14C Information Statement
			Filed June 20, 2005
			File No. 0-50212

Dear Mr. Schoomer:

      This is to advise you that we have limited our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that on June 15, 2005 you filed a Form 8-K disclosing the
terms of the Share Exchange Agreement entered into between you and Earjoy Group Limited relating to a merger between the two companies.
The Share Exchange Agreement identifies several conditions
precedent
to the closing in Article X, which include, among others, an amendment to your Articles of Incorporation increasing the number of authorized common shares available for issuance and a 1 for
6.433138
reverse stock split of your common stock We also note that the purpose of your Schedule 14C is to inform your shareholders that you have obtained written consent from the majority of the
stockholders
approving: (1) an amendment to your articles of incorporation to increase the number of authorized common shares from 24,000,000 to 75,000,000; (2) a reverse stock split of the Company`s stock; and
(3)
the execution of the Share Exchange Agreement.  It appears that your
Information Statement must include the information required by
Item
13 and 14 of Schedule 14A since the increase in the amount of authorized common stock and the reverse stock split are a conditions to the Share Exchange Agreement. Therefore, please amend your Information Statement to include the disclosure required by Item 13 and 14 of Schedule 14A or tell us why you believe you are not required to do so. See Note A to Schedule 14A and Item 1 to Schedule
14C.

Furnishing Information, page 3
2. It appears that the information incorporated by reference will not be simultaneously delivered to shareholders with the Information Statement. Please tell us why the incorporated information is not being delivered with the Schedule 14C and/or why you have not otherwise included an undertaking to provide copies of the information without charge. Refer to Notes D.2, D.3 and D.4

Exchange of Stock Certificates and Payment for Fractional Shares, page 9
3. Please expand your disclosure to include a detailed description of the formula you will use to calculate the cash payment for fractional shares held after the reverse split.


      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised document that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised document and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

Sincerely,



Owen Pinkerton
Senior Counsel

cc: 	Gary Wolff, Esq.  (via facsimile)






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B. Alva Schoomer
BAS Consulting, Inc.
July 6, 2005
Page 1